EXHIBIT 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

ELECTROVAYA INC.

FOR THE THREE AND NINE MONTH PERIODS ENDED June 30, 2025 and 2024

ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars)

As at June 30, 2025 and September 30, 2024

		As at	As at
	Notes	June 30, 2025	September 30, 2024
Assets
Current assets
Cash and cash equivalents		1,290	781
Trade and other receivables	Note 4	19,102	11,292
Inventories	Note 5	12,095	9,698
Prepaid expenses	Note 6	9,798	7,647
Total current assets		42,285	29,418

Non-current assets
Property, plant and equipment	Note 7	11,327	9,979
Long-term deposit		259	85
Total non-current assets		11,586	10,064

Total assets		53,871	39,482

Liabilities and Equity

Current liabilities
Trade and other payables	Note 8	9,830	9,473
Working capital facilities	Note 9 (a)	-	16,283
Promissory notes	Note 9 (b)	-	519
Short term loans	Note 10	-	1,630
Derivative liability	Note 16	251	155
Lease liability	Note 12	409	471
Total current liabilities		10,490	28,531

Non-current liabilities
Lease liability	Note 12	1,572	1,871
Long term loan	Note 9 (a)	18,834	-
Government assistance payable		216	152
Other payables	Note 19	425	343
Total non-current liabilities		21,047	2,366

Equity
Share capital	Note 13	128,062	116,408
Contributed surplus		12,120	10,904
Warrants	Note 13	4,725	4,725
Accumulated other comprehensive income		5,356	5,792
Deficit		(127,929)	(129,244)
Total Equity		22,334	8,585
Total liabilities and equity		53,871	39,482

See accompanying notes to unaudited condensed interim consolidated financial statements
Signed on behalf of the Board of Directors

Chair of the Board	Sankar Das Gupta, Director
Chair of Audit Committee	James K Jacobs, Director

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ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Earnings

(Expressed in thousands of U.S. dollars)

For the three and nine month periods ended June 30, 2025 and 2024

(Unaudited)

		Three months ended June 30,		Nine months ended June 30,
	Notes	2025	2024	2025	2024

Revenue	Note 18	17,133	10,274	43,320	33,060
Direct manufacturing costs	Note 5(b)	11,856	6,815	29,962	22,347
Gross margin		5,277	3,459	13,358	10,713

Expenses
Research and development		1,169	1,037	3,223	2,643
Government assistance		(1)	(34)	(85)	(121)
Sales and marketing		582	934	1,866	2,372
General and administrative		634	928	2,907	3,237
Stock based compensation		543	820	1,246	1,669
Depreciation and amortization	Note 7	388	358	1,033	894
		3,315	4,043	10,190	10,694

Income (loss) from operations		1,962	(584)	3,168	19

Net finance charges	Note 11	591	356	1,925	1,910
Foreign exchange loss (gain) and interest income		464	(616)	(72)	(520)

Net income (loss) for the period		907	(324)	1,315	(1,371)

Basic income (loss) per share		0.02	(0.01)	0.03	(0.04)
Diluted income (loss) per share		0.02	(0.01)	0.03	(0.04)
Weighted average number of shares
Outstanding, basic and fully diluted		40,100,715	34,134,165	37,509,735	33,926,815

See accompanying notes to unaudited condensed interim consolidated financial statements.

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ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Comprehensive income (Loss)

(Expressed in thousands of U.S. dollars)

For the three and nine month periods ended June 30, 2025 and 2024

(Unaudited)

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024

Net income (loss) for the period	907	(324)	1,315	(1,371)

Items that may be reclassified to Profit and Loss
Cumulative translation adjustment	(246)	(632)	(436)	(686)

Other comprehensive income (loss) for the period	661	(956)	879	(2,057)

See accompanying notes to unaudited condensed interim consolidated financial statements.

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ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the nine-month periods ended June 30, 2025 and 2024

	Share Capital	Contributed Surplus	Warrants	Accumulated other Comprehensive Income	Deficit	Total
Balance – October 01, 2023	115,041	9,249	4,725	5,890	(127,759)	7,146
Stock-based compensation	-	1,669	-	-	-	1,669
Issue of shares	169	-	-	-	-	169
Exercise of options	1,191	(498)	-	-	-	693
Cumulative translation adjustment	-	-	-	(686)	-	(686)
Net loss for the period	-	-	-	-	(1,371)	(1,371)
Balance – June 30, 2024	116,401	10,420	4,725	5,204	(129,130)	7,620

Balance – October 01, 2024	116,408	10,904	4,725	5,792	(129,244)	8,585
Stock-based compensation	-	1,246	-	-	-	1,246
Issuance of shares	11,582	-	-	-	-	11,582
Exercise of options	72	(30)	-	-	-	42
Cumulative translation adjustment	-	-	-	(436)	-	(436)
Net income for the period	-	-	-	-	1,315	1,315
Balance – June 30, 2025	128,062	12,120	4,725	5,356	(127,929)	22,334

See accompanying notes to unaudited condensed interim consolidated financial statements.

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ELECTROVAYA INC.

Condensed Interim Consolidated Statement of Cash Flows

(Expressed in thousands of U.S. dollars)

Nine-month periods ended June 30, 2025 and 2024

(Unaudited)

		For the nine months period ended
	Notes	June 30, 2025	June 30, 2024

Cash and cash equivalents provided by (used in)

Operating activities

Net income (loss) for the period		1,315	(1,371)
Add :
Depreciation and amortization		1,033	894
Stock based compensation expense		1,246	1,669
Interest expense and other financing charges	Note 11	1,925	1,910
Unrealized foreign exchange		(145)	(509)
Cash provided by operating activities		5,374	2,593
Net changes in the working capital	Note 15	(12,688)	(2,283)
Cash from (used in) operating activities		(7,314)	310

Investing activities:
Purchase of property, plant and equipment	Note 7	(2,414)	(538)
Long term deposit		(174)	-
Cash (used in) investing activities		(2,588)	(538)

Financing activities
Issuance of shares	Note 13	11,582	-
Exercise of options	Note 13	30	126
Proceeds from working capital facilities	Note 9(a)	56,125	42,776
Repayment of working capital facilities	Note 9(a)	(53,049)	(39,119)
Repayment of vendor take back loan	Note 10	(1,630)	(1,204)
Repayment of promissory note	Note 9(b)	(533)	-
Interest and other finance cost	Note 11	(1,621)	(2,116)
Government assistance		(40)	(42)
Lease payments	Note 12	(331)	(550)
Cash from (used in) financing activities		10,533	(129)

Increase (decrease) in cash and cash equivalents		631	(357)
Cash and cash equivalents, beginning of period		781	1,032
Effect of movements in exchange rates on cash held		(122)	(141)

Cash and cash equivalents at end of period		1290	534

Supplemental cash flow disclosures:
Interest paid		1,603	2,116
Income tax paid		-	-

See accompanying notes to unaudited condensed interim consolidated financial statements.

Some comparative figures have been adjusted to make it consistent with current period presentation.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

1.	Reporting Entity

Electrovaya Inc. (the “Company”) is domiciled in Ontario, Canada, and is incorporated under the Business Corporations Act (Ontario). The Company’s registered office is at 6688 Kitimat Road, Mississauga, Ontario, L5N 1P8, Canada. The Company’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol ELVA.TO and ELVA, respectively. The Company has no immediate or ultimate controlling parent.

These unaudited condensed interim consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” or “Company”). The Company is primarily involved in the design, development, manufacturing and sale of Lithium-Ion batteries, battery systems and battery-related products for energy storage, clean electric transportation, and other specialized applications.

2.	Basis of Presentation

a.	Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared based on the principles of International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board ("IASB"). These unaudited condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s September 30, 2024 audited annual consolidated financial statements and accompanying notes.

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Company’s Board of Directors on August 13, 2025.

b.	Basis of Accounting

These unaudited condensed interim consolidated financial statements have been prepared on the going concern basis, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business.

During the nine month periods ended June 30, 2025, the Company had cash (used)/ provided by in operations of $(7,314) (nine month period ended June 30, 2024: $310). As of June 30, 2025, the Company had working capital of $31,795 (September 30, 2024: $887) and the net profit for the nine-month period ended June 30, 2025 was $1,315 (nine-month period ended June 30, 2024: net loss of $(1,371)).

The Company’s equity was in surplus of $22,334. As of June 30, 2025, the Company had cash and cash equivalents of $1,290.

c.	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollars and have been rounded to the nearest thousands, except per share amounts and when otherwise indicated. The functional currency of the Electrovaya Inc. is the Canadian dollar and the functional currencies of all the Group’s companies is US Dollars. Below are the companies within the Group-Electrovaya Corp., Electrovaya Company, Sustainable Energy Jamestown LLC, Electrovaya USA Inc.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

d.	Use of Judgements and Estimates

The preparation of the unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty that have the most significant effect on the amounts recognized in the unaudited condensed interim consolidated financial statements relate to the following (assumptions made are disclosed in individual notes throughout the unaudited condensed interim consolidated financial statements where relevant):

•	Estimates used in determining the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.
•	Estimates used in determining the allowance for expected credit losses based on the assessment of the collectability of customer accounts and the aging of the related invoices and represents the best estimate of probable credit losses in the existing trade accounts receivable.
•	Estimates used in testing non-financial assets for impairment including determination of the recoverable amount of a cash generating unit.
•	Estimates used in determining the fair value of stock option grants and warrants. These estimates include assumptions about the volatility of the Company’s stock and forfeiture.

3.	Material Accounting Policies

The material accounting policies adopted in these unaudited condensed interim consolidated financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ended September 30, 2024. Unless otherwise stated, these policies have been consistently applied to all periods presented.

4.	Trade and Other Receivables
	June 30, 2025	September 30, 2024
Trade receivables, gross	17,286	10,577
Expected credit losses	(58)	(64)
Net trade receivables	17,228	10,513
Other receivables	1,874	779
Trade and other receivables	19,102	11,292

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

As of June 30, 2025, 1.74% of the Company’s accounts receivable is over 90 days past due (September 30, 2024 – 0.77%)

	Current	31-60	61-90	>90 days	total
%	84.82%	12.23%	1.21%	1.74%	100%
Gross Trade receivable	$14,662	$2,114	$209	$301	$17,286

Expected loss rate	0.05%	0.24%	0.42%	14.73%	0.09%
Expected loss provision	$7	$5	$1	$44	$57

As at September 30, 2024, 0.77% of the Company’s accounts receivable is over 90 days past due.

	Current	31-60	61-90	>90 days	total
%	78.52%	20.61%	0.10%	0.77%	100%
Gross Trade receivable	8,305	2,180	11	81	10,577

Expected loss rate	0.05%	0.24%	0.42%	66.67%	0.60%
Expected loss provision	4	5	-	55	64

The movement in the allowance for credit losses can be reconciled as follows:

	June 30, 2025	September 30, 2024
Beginning balance	64	257
Write off	-	(244)
Allowance provided/(recovery)	(7)	51
Ending balance	57	64

5.	Inventories

a.	Total inventories on hand as at June 30, 2025 and September 30, 2024 are as follows:

	June 30, 2025	September 30, 2024
Raw materials	10,461	8,433
Semi-finished	55	324
Finished goods	1,579	941
	12,095	9,698

b.	During the period ended June 30, 2025, the provision for slow moving and obsolete inventories amounted to $223 (September 30, 2024: $225), which was also included in direct manufacturing costs.

c.

During the three and nine month periods ended June 30, 2025, materials amounted to $11,793 and $29,192 (three and nine month periods ended June 30, 2024: $7,204 and $22,268) was expensed through direct manufacturing costs.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

6.	Prepaid expenses

	June 30, 2025	September 30, 2024
Prepaid expenses	1,671	612
Prepaid insurance	5	54
Prepaid purchases	8,122	6,981
	9,798	7,647

Prepaid purchases are comprised of vendor deposits on inventory orders for the future acquisition of inventories.
7.	Property, plant and equipment

June 30, 2025
	Land & Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture & Equipment	Capital work in progress	Battery technology	Total
Gross carrying amount
Balance beginning	7,700	3,202	76	1,808	105	-	862	13,753
Additions	-	-	261	880	10	670	593	2,414
Exchange differences	-	(24)	-	(13)	-	-	40	3
Balance ending	7,700	3,178	337	2,675	115	670	1,495	16,170
Depreciation and impairment
Balance beginning	(793)	(1,583)	(48)	(1,193)	(71)	-	(168)	(3,856)
Additions	(281)	(338)	(17)	(215)	(17)	-	(165)	(1,033)
Exchange differences	-	11	-	9	-	-	26	46
Balance ending	(1,074)	(1,910)	(65)	(1,399)	(88)	-	(307)	(4,843)
Net Book Value ending	6,626	1,268	272	1,276	27	670	1,188	11,327

September 30, 2024
	Land & Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture & Equipment	Battery technology	Total
Gross carrying amount
Balance beginning	7,700	3,197	76	1,712	73	401	13,159
Additions	-	-	-	94	31	540	665
Exchange differences	-	6	-	3	1	52	62
Balance ending	7,700	3,203	76	1,809	105	993	13,886
Depreciation and impairment
Balance beginning	(419)	(1,127)	(33)	(970)	(60)	(154)	(2,763)
Additions	(374)	(454)	(15)	(221)	(11)	(114)	(1,189)
Exchange differences	-	(3)	-	(3)	(1)	52	45
Balance ending	(793)	(1,584)	(48)	(1,194)	(72)	(216)	(3,907)
Net Book Value ending	6,907	1,619	28	615	33	777	9,979

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

8.	Trade and Other payables

	June 30, 2025	September 30, 2024
Trade payables	7,167	7,073
Accruals	2,188	1,745
Employee payables	475	655
	9,830	9,473

Warranty provision continuity schedule is as follows:

	June 30, 2025	September 30, 2024
Opening provision	1,072	250
Utilised during the period	(509)	(672)
Provided during the period	534	1,494
Closing balance	1,097	1,072

9.	Working Capital Facilities

a.	Revolving Credit Facility

As at June 30, 2025, the balance under the facility is $18.83 million (Cdn $25.65 million). The maximum credit available under the facility is $20 million.
Cortland The interest on the revolving credit facility is the greater of a) 7.05% per annum above the Prime Rate or b) 12% per annum. Interest is payable monthly.

Bank of Montreal
The interest rate is 7.45%, interest is payable monthly.

	June 30, 2025	September 30, 2024
Opening balance	16,283	11,821
Exchange difference	172	20
Payments made during the period	(53,221)	(47,805)
Loan fees	(525)	-
Cash drawn during the period	56,125	52,247
Closing balance	18,834	16,283

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

On September 29, 2023, the Company renewed its revolving facility and extended the term of the facility by three months to December 29, 2023. In exchange for this renewal, the Company issued 10,443 shares at Cdn $3.83 (as determined by five-day volume weighted average) as compensation for Cdn $40 amendment fee. This was included within finance costs in the statement of earnings. All other terms and conditions are unchanged.

On February 12, 2024, the Company revised its revolving facility, expanding its maximum principal amount to $22 million and extending its term to July 29, 2025. As part of this adjustment, a commitment fee of $303 Canadian was paid in cash on the closing date and amortised over the term of the facility.

On March 07, 2025, the Company entered into a three year credit agreement with Bank of Montreal as lender to provide working capital facilities with outstanding amount not exceeding $20 million and a $5 million accordion. As a part of this agreement, the balance outstanding with Cortland working capital facility has been paid off in full.  The company paid an early termination fee to Cortland for the amount of $375. Legal and professional fees in relation to the new facility have been capitalised and will be amortised over the period of the facility. The  working capital facility  provides  the  Bank with  security  over  the assets  of  the Company.

During the month of March 2025, the Company took a loan approval from Export–Import Bank of the United States for the amount of $51 million for the Jamestown facility with a term of 6.5 years. As of June 30, 2025, the Company has not drawn down on this loan.

b.	Promissory Note

	June 30, 2025	September 30, 2024
Promissory Note opening balance	519	1,026
Finance cost	14	37
Repayment of Promissory Note (ii)	(533)	-
Repayment of Promissory Note(i)	-	(507)
Finance cost paid with options	-	(37)
	-	$519

i.

On February 16, 2024, the Executive Chairman and Chief Executive Officer both exercised options of Electrovaya Inc. A sum of $507 from the promissory note was utilized to cover portion of the options' purchase price. The remaining balance of the promissory note, amounting to $519, was then substituted with a new promissory note on February 28, 2024, carrying a 14% interest rate and paid off in the month of December 2024.

ii.

On March 31, 2023, the Company purchased 100% of the membership interest in Sustainable Energy Jamestown LLC (‘SEJ”), a New York incorporated company controlled by the majority shareholders of the Company. In return, the Company issued a promissory note for $1,050 to the members of SEJ, with a term of 365 days bearing interest at 7.5% annually payable at maturity. Interest recorded for the three and nine month periods ended June 30, 2025 is $nil and $17 (Three and nine month periods ended June 30, 2024: $18 and $55).

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

10.	Short term loans

As of June 30, 2025, and September 30, 2024, short term loans consist of:

	June 30, 2025	September 30, 2024
Short term loans	-	-
Vendor take back	-	1,630
	-	1,630

The company paid back the VTB liability along with interest in the month of December 2024.

Closing balance as at September 30, 2023 (Short term: $3,457. Long term: $nil)	3,457
Repaid in period	(1,879)
Interest accretion	52
Closing balance as at September 30, 2024 (Short term: $1,630 Long term: $nil)	1,630
Interest accretion	16
Repaid in period	(1,646)
Closing balance as at December 31, 2024 (Short term: $1,630 Long term: $nil)	-

11.	Finance costs

During the three and nine-month periods ended June 30, 2025 and 2024, the Company incurred both cash and non-cash finance costs. The following table shows the split as included on the statement of earnings.

	Three months period ended						Nine months period ended
	30-June-25			30-June-24			30-June-25			30-June-24
	Cash	Non-Cash	Total	Cash	Non-Cash	Total	Cash	Non-Cash	Total	Cash	Non-Cash	Total
Working capital facility	343	14	357	557	-	557	1373	69	1,442	1,703	-	1,703
Shares issued	-	-	-	-	-	-	-	-	-	-	199	199
Promissory notes	-	-	-	-	18	18	-	17	17	-	55	55
Interest on VTB loan (note 10)	-	-	-	24	13	37	16	-	16	72	43	115
Lease interest (note 12)	69	-	69	85	-	85	214	-	214	266	-	266
Equity issuance cost	-	1	1	120	-	120	18	32	50	339	-	339
Changes in FV of derivative warrants	-	138	138	-	(331)	(331)	-	96	96	-	(895)	(895)
Accretion on government payable	-	26	26	-	(130)	(130)	-	90	90	-	128	128
	412	179	591	786	(430)	356	1,621	304	1,925	2,380	(470)	1,910

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

12.	Lease liability

As of June 30, 2025, lease liability consists of:

	June 30, 2025	September 30, 2024
Current	409	471
Non-current	1,572	1,871
	1,981	2,342

Information about leases for which the Company is a lessee is as follows:

	June 30, 2025	September 30, 2024
Interest on lease liabilities	214	349
Incremental borrowing rate at time of transition	14%	14%
Cash outflow for the lease	545	735

The Company’s future undiscounted minimum lease payments for the period ended June 30, 2025, for the continued operations are as under:

Year	Amount
2025	627
2026	528
2027	544
2028	560
2029	284

The Company entered into a lease agreement for 61,327 sq. ft for its premises as its headquarters in Mississauga, Ontario at 6688 Kitimat Road. The lease is for 10 years starting January 1, 2020, with expiry December 31, 2029. In addition, the Company is required to pay certain occupancy costs.

The lease agreement for the Company's lab facility has been renewed for an additional three years, commencing from January 2023.

The terms of the renewed lease entail a fixed monthly rent as follows:

•	CAD $25,625 for the first year,
•	CAD $26,265 for the second year, and
•	CAD $26,922 for the third year.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

13.	Share capital

a.	Authorized and issued capital stock

		Common Shares
		Number	Amount
Balance, September 30, 2023	Note	33,832,784	115,041
Issuance of shares	(i)	10,024	30
Issuance of shares	(ii)	42,157	169
Transfer from contributed surplus		-	501
Exercise of options		252,700	667
Balance, September 30, 2024		34,137,665	$116,408
Issuance of shares	(iii) (iv)	5,951,250	11,582
Balance, December 31, 2024		40,088,915	127,990
Stock option exercised		18,000	72
Balance, March 31, 2025 and June 30, 2025		40,106,915	128,062

i.

In December 2023, additional shares were issued as extension fee for the revolving facility on December 20, 2023. All terms and conditions were unchanged. In exchange for the extension, the Company issued 10,024 shares at Cdn $3.99 (as determined by a five-day volume weighted average) as compensation for Cdn $40 extension fee.

ii.	On March 07, 2024, the Company issued 42,157 shares for consulting for investor relations. The Company issued the shares at Cdn $ 5.43 as compensation.

iii.

In December 2024, the company issued 5,175,000 common shares at $2.15 for a total equity raise of $11,789 and share issuance cost of $206. The proceeds were recognised net of legal and consulting fees.

iv.	Over allotment option for the option shares 776,250 was exercised by the underwriters in the month of December 2024.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

b.	Stock Options

Options to purchase common shares of the Company under its stock option plan may be granted by the Board of Directors of the Company to certain full-time and part-time employees, directors and consultants of the Company and its affiliates. Stock options are non-assignable and may be granted for terms of up to 10 years. Stock options vest at various periods from zero to three years. As a result of the reverse stock split, every five options were consolidated into one option without any action from option holders, reducing the number of outstanding options from approximately 23.5 million to 4.7 million.

On February 17, 2021, at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the Company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 3,020,000 to 4,600,000.

On March 25, 2022, at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the Company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 4,600,000 to 6,000,000.

	Number outstanding	Weighted average exercise price
Outstanding, September 30, 2023	4,714,388	2.44
Exercised during the period	(252,700)	2.65
Expired during the period	(24,400)	2.87
Granted	443,000	3.42
Outstanding, September 30, 2024	4,880,288	2.52
Expired during the period	(2,000)	3.42
Granted	-	-
Outstanding, December 31, 2024	4,878,288	2.37
Exercised during the period	(18,000)	3.25
Expired during the period	(17,499)	3.42
Granted	-	-
Outstanding, March 31, 2025	4,842,789	2.37
Exercised during the period	-	-
Expired during the period	(12,000)	3.42
Granted	484,000	2.50
Outstanding, June 30, 2025	5,314,789	2.58

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

Exercise price		Number Outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$2.50	(Cdn3.4)	484,000	9.78	133,333	2.50
$3.44	(Cdn4.68)	441,000	8.76	205,007	3.44
$3.93	(Cdn5.35)	1,002,000	7.78	281,676	3.93
$2.09	(Cdn2.85)	298,000	6.97	298,000	2.09
$4.22	(Cdn5.75)	20,000	6.41	20,000	4.22
$3.67	(Cdn5)	1,494,667	6.20	694,667	3.67
$2.42	(Cdn3.3)	270,268	5.20	270,268	2.42
$1.10	(Cdn1.5)	1,024,000	4.08	1,024,000	1.10
$1.03	(Cdn1.4)	116,566	2.65	116,566	1.03
$4.48	(Cdn6.1)	10,667	2.09	10,667	4.48
$7.82	(Cdn10.65)	101,121	1.50	101,121	7.82
$2.90	(Cdn3.95)	9,600	0.62	9,600	2.90
$2.53	(Cdn3.45)	42,900	0.25	42,900	2.53
		5,314,789		3,207,805	2.58

For the options exercised, the share price at the time of exercise was between CDN $3.05-$5.00. Total stock-based compensation expense recognized during the three and nine months period ended June 30, 2025 was $543 and $1,246 (June 30, 2024 : $820 and $1,669).

The Company amortize the estimated grant date fair value of stock options to expense over the vesting period (generally three years). The grant date fair value of outstanding stock options was determined using the Black-Scholes option pricing model which uses highly subjective and complex assumptions, including the option's expected term and the price volatility of the underlying stock based on historical stock prices, to determine the fair value of the option.

c.	Warrants

Details of Share Warrants

	Number Outstanding	Exercise Price
Outstanding, September 30, 2023	1,711,924	$2.38
Expired	(291,924)	$5.92
Outstanding, September 30, 2024	1,420,000	$0.63
Outstanding, December 31, 2024	1,420,000	$0.63
Outstanding, March 31, 2025	1,420,000	$0.63
Outstanding, June 30, 2025	1,420,000	$0.63

Additionally, the number of derivative warrants at June 30, 2025 were 912,841 (September 30, 2024: 912,841).

The grant date fair value of outstanding share warrants was determined using the Black-Scholes pricing model using the following assumptions in the year of the grant:

Risk-free interest rate (based on U.S. government bond yields) of 2.62% (June 30, 2024 : 4.02%), expected volatility of the market price of our shares (based on historical volatility of our share price) of 53.46%, (June 30, 2024 : 55.73%) and the expected warrant life (in years) of 0.36 (June 30, 2024 : 1.36). As a result of the reverse stock split, every five warrants were consolidated into one warrant without any action from warrant holders, reducing the number of outstanding warrants from approximately 13.1 million to 2.6 million. A 10% of change in any assumption would result in the change in derivative warrant liability between $(40) (June 30, 2024 : $62 and $40 (June 30, 2024 : $(63)).

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

Warrant continuity schedule is as follows:

	Units	Fair Value
Closing balance (September 30, 2023)	912,841	1,489
Fair value adjustment	-	(1,334)
Closing balance (September 30, 2024)	912,841	155
Fair value adjustment	-	(17)
Closing balance (December 31, 2024)	912,841	138
Fair value adjustment	-	(25)
Closing balance (March 31, 2025)	912,841	113
Fair value adjustment	-	138
Closing balance (June 30, 2025)	912,841	251

14.	Related Party Transactions
Management compensation Key management compensation comprises the following:

	Three month periods ended		Nine month periods ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Salaries, bonus and other benefits	95	432	526	864
Share based compensation	259	241	512	727
	354	673	1,038	1,591

Personal Guarantees

	June 30, 2025	September 30, 2024
Promissory Note	-	519

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

Research Lab – Facility Usage Agreement

In May 2021, Electrovaya entered a month-to-month Facility Usage Agreement for the use of space and allocated staff of a third-party research firm providing access to laboratory facilities, primarily for research. The laboratory and pilot plant facilities have certain equipment and permits for research and developments with chemicals. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021, the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, which includes its CEO, Dr. Rajshekar Das Gupta.  The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of Cdn $25,265 is now made to a related party of Electrovaya.

On June 7, 2023, the Facility Usage Agreement was retroactively extended from January 1, 2023, for an additional three years. The lease has been recognized as a lease liability and corresponding right of use asset.

Special Options Grants

In September 2021, on the recommendation of the Compensation Committee of the Company, a committee composed entirely of independent directors, the Board of Directors of the Company determined that it is advisable and in the best interests of the Company to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Company’s shareholders.

Dr. Sankar Das Gupta was granted 700,000 options which vest in two tranches of 200,000 options and one tranche of 300,000 options, based on reaching specific target market capitalizations. The fair value of these options on the day of grant is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. The expense of $NIL and $175 is recorded within stock-based compensation in the unaudited condensed interim consolidated statement of earnings for the three and nine month periods ended June 30, 2025 (three and nine month periods ended June 30, 2024: $114 and $342)

Dr. Rajshekar Das Gupta was granted 900,000 options which vest in three tranches of 300,000 options based on reaching specific target market capitalizations. The fair value of these options on the day of issuance is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. The expense of $Nil and $Nil is recorded within stock-based compensation in the unaudited condensed interim consolidated statement of earnings for the three and nine month periods ended June 30, 2025 (three and nine month periods ended June 30, 2024: $Nil and $Nil).

In April 2023, following the suggestion of the Company's Compensation Committee, consisting entirely of independent directors, the Company's Board of Directors awarded Dr. Rajshekar Das Gupta a total of 600,000 options. These options will vest in two phases: 300,000 options and 300,000 options, contingent upon achieving certain target market capitalizations. The expense of $Nil and $78 is recorded within stock-based compensation in the unaudited condensed interim consolidated statement of earnings for the three and nine month periods ended June 30, 2025 (three and nine month periods ended June 30, 2024: $243 and $486).

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

15.	Change in Non-Cash Operating Working Capital

	June 30, 2025	June 30, 2024
Trade and other receivables	(7,810)	2,452
Inventories	(2,475)	(4,251)
Prepaid expenses and other	(2,097)	(533)
Trade and other payables	(306)	49
	(12,688)	(2,283)

16.	Financial Instruments

Derivative Liabilities

Warrants as derivative liability is fair valued using Black Scholes Model ("BSM"). Using this approach, the assumptions used in determining fair value of the warrants as at June 30, 2025 are : Risk-free interest rate (based on U.S. government bond yields) of 2.62% (September 30, 2024 : 2.94%), expected volatility of the market price of our shares (based on historical volatility of our share price) of 53.46%, (September 30, 2024 : 52.72%) and the expected warrant life (in years) of 0.36 (September 30, 2024 : 1.10).

Fair Value

IFRS 13 “Fair Value Measurement” provides guidance about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are required to maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs. The first two levels are considered observable and the last unobservable. These levels are used to measure fair values as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities, either directly or indirectly.

•	Level 2 – Inputs, other than Level 1 inputs that are observable for assets and liabilities, either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

The following table shows the levels within the hierarchy of financial assets and liabilities measured at fair value on a recurring basis at June 30, 2025 and September 30, 2024. There were no transfers between Level 1 and Level 2 during the nine-month periods to June 30, 2025. There were no changes in the Company’s valuation process for derivative liabilities (warrants):

As at June 30, 2025:

	Fair Value	Level 1	Level 2	Level 3
Warrants	251	-	251	-

As at September 30, 2024:

	Fair Value	Level 1	Level 2	Level 3
Warrants	155	-	155	-

Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below. There have been no changes in risk exposure since the prior year unless otherwise noted.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders’ equity and depends on the underlying profitability of the Company’s operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company's capital management objectives are:

•	to ensure the Company's ability to continue as a going concern.

•	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

The Company monitors capital based on the carrying amount of equity plus its short-term debt comprised of the promissory notes, less cash and cash equivalents as presented in the unaudited condensed interim consolidated statements of financial position.

The Company sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

Credit risk and Concentration risk

Credit risk is the risk that the counterparty fails to discharge an obligation to the Company. The Company is exposed to this risk due to its cash and cash equivalents, trade and other receivables.

The Company manages its credit risk related to trade and other receivables by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate and minimum credit losses are expected. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

The Company is exposed to credit risk in the event of default by its customers. Accounts receivables are recorded at the invoiced amount, do not bear interest, and do not require collateral. For the three and nine month periods ended June 30, 2025, one customer accounted for $6,746 and $22,616 or 39% and 52% of revenue (three and nine month periods ended June 30, 2024: $5,720 and $23,420 or 56% and 71%). As of June 30, 2025, one customer accounted for 31% of accounts receivable (September 30, 2024: 71%). Refer note 5 for expected credit loss provision.

Liquidity risk

Liquidity risk is the risk that the Company may not have cash available to satisfy its financial obligations as they come due. The majority of the Company's financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. The Company manages liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. The Company believes that cash flow from operating activities, together with cash on hand, cash from its trade and other receivables, and borrowings available under the revolving facility are sufficient to fund its currently anticipated financial obligations and will remain available in the current environment.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at June 30, 2025:

	2025	2026	2027	2028	2029 & beyond	Total
Trade and other payables	9,830	-	-	-	-	9,830
Lease liability	184	574	532	548	706	2544
Working capital facility	-	-	-	18,834	-	18,834
Other payable	167	187	220	258	758	1,590
	10,181	761	752	19,640	1,464	32,798

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at September 30, 2024:

	2025	2026	2027	2028	2029 & beyond	Total
Trade and other payables	9,473	-	-	-	-	9,473
Lease liability	760	598	555	571	588	3,072
Short term loans	1,630	-	-	-	-	1,630
Promissory notes	519	-	-	-	-	519
Working capital facility	16,283	-	-	-	-	16,283
Other payable	211	188	208	218	610	1,435
	28,876	786	763	789	1,198	32,412

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has variable interest debt. Changes in interest rates will affect future interest expense and cash flows. The Company does not enter into derivative instruments to reduce this exposure.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company’s functional currency is the United States dollar (Electrovaya Inc.'s functional currency is CAD) and the financial statements are presented in United States dollars. Changes in the relative values of these currencies will give rise to changes in other comprehensive income.

Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in nonfunctional currencies. Cash held by the Company in US dollars at June 30, 2025 was $548 (September 30, 2024: $159).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded net gain (loss) by $310 (June 30, 2024: $1).

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

17.	Contingencies

a.	Refundable Ontario Investment Tax Credits

On July 22, 2022, the Company received a Notice of Confirmation from the CRA relating to the 2014 and 2015 SRED reassessment for $299 (Cdn$386) and $302 (Cdn$389) including interest respectively. The balance owing has been fully provided for in other payables, and the Company is pursuing the next appropriate step in the appeal process and believes the amounts may be reversed or substantially reduced. The outcome cannot be determined.

b.	Ministry of Energy

On May 28, 2018, the Province of Ontario issued a claim against Electrovaya Corp. claiming $655 (Cdn $830) related to a dispute regarding funding and fulfilment of the Intelligent Energy Storage System under the Smart Grid Fund program. A Statement of Defense disputing the claim in its entirety was filed on March 21, 2019. No further steps have been taken by the province to pursue the claim.

c.	Other Contingencies

In the normal course of business, the Company is party to business related claims. The potential outcomes related to existing matters faced by the Company are not determinable at this time. The Company intends to defend these actions, and management believes that the resolution of these matters will not have a material adverse effect on the Company’s financial condition.

18.	Segment and Customer Reporting

The Company develops, manufactures and markets power technology products. There is only a single segment applicable to the Company.

Given the size and nature of the products produced, the Company’s sales are segregated based on large format batteries, with the remaining smaller product line categorized as “Other”.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

There has been no change in either the determination of the Group's segments, or how segment performance is measured, from that described in the Company’s condensed interim consolidated financial statements as at and for the period ended June 30, 2025.

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Large format batteries	17,053	10,111	42,514	32,452
Other	80	163	806	608
	17,133	10,274	43,320	33,060

Revenues can also be analyzed as follows based on the nature of the underlying deliverables:

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Revenue with customers
Sale of batteries and battery systems	17,053	9,968	42,514	31,376
Sale of services	7	117	533	1,050
Others	73	189	273	634
	17,133	10,274	43,320	33,060

Revenues attributed to geographical regions based on the location of the customer were as follows:

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Canada	1,824	385	2,172	1,505
United States	15,304	9,777	41,042	31,398
Others	5	112	106	157
	17,133	10,274	43,320	33,060

19.	Other payables

Technology Partnerships Canada (“TPC”) projects are long-term (up to 30 years) commencing with an R&D phase, followed by a benefits phase – the period in which a product, or a technology, could generate revenue for the Company. In such cases, repayments would flow back to the program according to the terms and conditions of the Company’s contribution agreement.

In June 2018, the contribution agreement was amended and is included at its net present value in other payables. Further, in September 2024, the agreement was further amended with amended terms and conditions for the repayment of the debt with new payment schedule. Consequently, the old debt was de-recognized and the new debt was recognized with first payment starting in July 2025 and final payment to be discharged in July 2031.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2025 and 2024

The following table represents changes in the debt for repayments to Industry Canada:

	June 30, 2025	September 30, 2024
Opening balance	379	984
Interest accretion	-	490
Foreign exchange gain / loss	(9)	-
Debt extinguishment	-	(1,474)
Recognition of new debt	-	370
Interest accretion on new debt	99	9
Ending balance	469	379
Less: current portion of the debt (included in Trade and other payables)	(44)	(36)
Ending balance of long-term portion	425	343

Following is the payment schedule for TPC:

Year	Amount
2025	155
2026	132
2027	132
2028	132
2029	132
2030	132
2031	132

20.	Subsequent event

Out of the 912,841 warrants (refer note 13(c)) outstanding as on June 30, 2025, 845,000 warrants were exercised at CDN $ 5.30 in the month of August, 2025.

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